Exhibit 99.2

News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

Anheuser-Busch InBev Announces Pricing of Tender Offers for Up To USD 16.5 Billion Aggregate Purchase Price of Twelve Series of USD Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the pricing of offers by its wholly owned subsidiaries Anheuser-Busch InBev Finance Inc. (“ABIFI” or a “Company”), Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or a “Company”) and Anheuser-Busch Companies, LLC (“ABC” or a “Company” and together with ABIFI and ABIWW, the “Companies”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of $16,500,000,000 (the “Aggregate Offer Cap”) of twelve series of notes issued by the Companies (the “Tender Offers”).

The Companies announced the pricing as set forth in the table below of its offers to purchase the outstanding notes listed below (together, the “Notes”).

As announced on 10 January 2019, the Companies will spend up to $16,500,000,000 combined aggregate purchase price (excluding accrued and unpaid interest) in the Tender Offers (the “Aggregate Offer Cap”), subject to the Pool Offer Caps. Because the 2022, 2023 and 2024 Pool Offer Caps were not reached as of 5:00 p.m., New York City time, on Thursday, 24 January 2019 (the “Early Tender Time”) and the 2021 and 2026 Pool Offer Caps were exceeded, Pool Cap Reallocation (as described in the Offer to Purchase) has been implemented and the adjusted Pool Offer Caps are as detailed in the table below.

Title of Notes	CUSIP / ISIN	Issuer	Pool Acceptance Priority Level	Principal Amount to be Purchased	U.S. Treasury Reference Security	Fixed Spread	Reference Yield	Total Consideration(a)(b)
2021 Pool Adjusted Pool Offer Cap: Up to USD 2,908,715,604 Aggregate Purchase Price
2.650% Notes due 2021	035242 AJ5 / US035242 AJ52	ABIFI	1	$2,518,521,000	2.500% due 12/31/20	50 bps	2.592%	$991.60
Floating Rate Notes due 2021	035242 AK2 / US035242 AK26	ABIFI	2	$189,204,000	N/A	N/A	N/A	$1,013.75
4.375% Notes due 2021	03523TBB3 / US03523T BB35	ABIWW	3	$214,638,000	2.500% due 12/31/20	60 bps	2.592%	$1,022.86

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

Total aggregate purchase price for the 2021 Pool as of the Price Determination Time: $2,908,715,603.28
2022 Pool Adjusted Pool Offer Cap: Up to USD 2,597,501,582 Aggregate Purchase Price
3.750% Notes due 2022	035240 AD2 / US035240 AD27	ABIWW	1	$1,100,543,000	2.500% due 1/15/22	85 bps	2.571%	$1,009.07
2.500% Notes due 2022	03523TBP2 / US03523T BP21	ABIWW	2	$1,294,777,000	2.500% due 1/15/22	90 bps	2.571%	$968.86
Total aggregate purchase price for the 2022 Pool as of the Price Determination Time: $2,364,982,569.23
2023 Pool Adjusted Pool Offer Cap: Up to USD 3,574,104,075 Aggregate Purchase Price
2.625% Notes due 2023	035242 AA4 / US035242 AA44	ABIFI	1	$605,570,000	2.625% due 12/31/23	105 bps	2.587%	$963.21
3.300% Notes due 2023	035242 AL0 / US035242 AL09	ABIFI	2	$2,881,902,000	2.625% due 12/31/23	105 bps	2.587%	$987.63
Total aggregate purchase price for the 2023 Pool as of the Price Determination Time: $3,429,543,951.96
2024 Pool Adjusted Pool Offer Cap: Up to USD 1,720,654,250 Aggregate Purchase Price
Floating Rate Notes due 2024	035240AK6 / US035240 AK69	ABIWW	1	$264,859,000	N/A	N/A	N/A	$982.50
3.500% Notes due 2024	035240AJ9 / US035240 AJ96	ABIWW	2	$845,575,000	2.625% due 12/31/23	115 bps	2.587%	$989.42
3.700% Notes due 2024	03524B AE6 / US03524BAE65	ABIFI	3	$534,789,000	2.625% due 12/31/23	120 bps	2.587%	$996.08
Total aggregate purchase price for the 2024 Pool as of the Price Determination Time: $1,629,545,411.12
2026 Pool Adjusted Pool Offer Cap: Up to USD 5,699,024,491 Aggregate Purchase Price
3.650% Notes due 2026	035242 AP1 / US035242 AP13	ABIFI	1	$811,685,000	3.125% due 11/15/28	140 bps	2.751%	$969.93

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

3.650% Notes due 2026	03522A AD2 / U00323 AD4 / US03522A AD28 / USU00323 AD40	ABIWW and ABC	1	$5,064,022,000	3.125% due 11/15/28	140 bps	2.751%	$969.93
Total aggregate purchase price for the 2026 Pool as of the Price Determination Time: $5,699,024,490.51

(a)

Per $1,000 principal amount of Notes validly tendered and accepted for purchase prior to the Early Tender Time. The Reference Yield and the Total Consideration for each series of the Fixed Rate Notes were determined at 11:00 a.m., New York City time, on 25 January 2019, as described in the Offer to Purchase. The Total Consideration includes the Early Tender Payment of $30 per $1,000 principal amount and assumes a settlement date of 11 February 2019.

The Companies have not elected to exercise their right to have an early settlement date, and the settlement date for all Notes validly tendered and accepted for purchase is expected to be on 11 February 2019 (the “Final Settlement Date”). Holders will also receive accrued and unpaid interest on the Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Final Settlement Date.

As previously announced, according to information provided by Global Bondholder Services Corporation, the tender and information agent for the Tender Offers, $16,326,085,000 aggregate principal amount of the Notes were validly tendered prior to or at the Early Tender Time and not validly withdrawn. Because the purchase price (excluding accrued and unpaid interest) for the aggregate principal amount of Notes validly tendered prior to or at the Early Tender Time and not validly withdrawn would not exceed the Aggregate Offer Cap, the Companies will accept for purchase all Notes that have been tendered by the Early Tender Time.

Because the 2021 and 2026 Pools were oversubscribed at the Early Tender Time, following Pool Cap Reallocation described in the Offer to Purchase, the 2021 and 2026 Pool Offer Caps have been increased to $2,908,715,604 and $5,699,024,491, respectively, such that all Notes that were validly tendered and not withdrawn in the 2021 and 2026 Pools by the Early Tender Time will be accepted and no proration will occur. Pursuant to Pool Cap Reallocation, the 2022, 2023 and 2024 Pool Offer Caps have been reduced to $2,597,501,582, $3,574,104,075 and $1,720,654,250, respectively. All bonds tendered and not validly withdrawn in the 2022, 2023 and 2024 Pools as of the Early Tender Time will be accepted.

Following Pool Cap Reallocation, the adjusted 2021 and 2026 Pool Offer Caps have been reached and the Companies will not accept for purchase any Notes in the 2021 Pool or the 2026 Pool tendered after Early Tender Time. Because the Aggregate Offer Cap has not been reached, however, the Companies expect to accept for purchase Notes in the 2022, 2023 and 2024 Pools validly tendered after the Early Tender Time, subject to the applicable adjusted Pool Offer Caps following Pool Cap Reallocation. Notes in the 2022, 2023 and 2024 Pools validly tendered after the Early Tender Time but prior to or at the Expiration Time and that are accepted for purchase will only receive the applicable Total Consideration minus the Early Tender Payment of $30 per $1,000 principal amount (plus accrued interest) and, because the Companies have elected not to extend the Withdrawal Deadline, may not be withdrawn. For the avoidance of doubt, Notes tendered prior to or at the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels.

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

Any Notes not accepted for purchase will be returned promptly to holders following the Final Settlement Date.

The Tender Offers have been made pursuant to the terms and conditions set forth in the offer to purchase, dated 10 January 2019 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Holders of the Notes who tendered at or prior to 5:00 p.m., New York City time, on 24 January 2019 and whose Notes were accepted for purchase are eligible to receive the Total Consideration.

The Tender Offers will expire at 11:59 p.m., New York City time, on 7 February 2019 (such time and date, the “Expiration Time”).

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

The Dealer Managers for the Tender Offers are:

Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019 Attention: Liability Management Group Call Collect: (212) 528-7581 U.S. Toll Free: (800) 438-3242	BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 USA Attn: Liability Management Group Collect: +1 (980) 683-3215 U.S. Toll-Free: +1 (888) 292-0070	Deutsche Bank Securities 60 Wall Street, 2nd Floor New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 470-3800

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

Non-U.S. Distribution Restrictions

Italy. None of the Offer to Purchase or any other document or materials relating to the Tender Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Tender Offers are being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of such Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à -vis its clients in connection with such Notes or the Tender Offers.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Tender Offers are not being made, directly or indirectly, to the public in the Republic of France (France). Neither the Offer to Purchase nor any other document or material relating to the Tender Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offers. The Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marchés financiers) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are

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News Release
Brussels / 25 January 2019 / 7:30 p.m. CET

described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Depository and Tender and Information Agent, the Notes Trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers and the Depository and Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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News Release
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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 Email: jency.john@ab-inbev.com

Fixed Income Investors Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad Tel: +1-212-503-2887 E-mail: suma.prasad@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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